April 10, 2014

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	Fairway Group Holdings Corp.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed June 6, 2013
Form 10-Q for Fiscal Quarter Ended December 29, 2013
Filed February 6, 2014
Form 8-K
Filed November 12, 2013
File No. 1-35880

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 13, 2014 concerning the Company’s Form 10-K for the fiscal year ended March 31, 2013 (the “2013 Form 10-K”), the Company’s Form 10-Q for the fiscal quarter ended December 29, 2013 (the “December 2013 Form 10-Q”) and, the Company’s Form 8-K filed November 12, 2013 (collectively, the “Filings”).

The Company’s fiscal year ended March 30, 2014 and the Company will include in its Annual Report on Form 10-K for the fiscal year ended March 30, 2014 the disclosure requested by the Staff as detailed below.  The Company is currently targeting the filing of its Annual Report on Form 10-K for the fiscal year ended March 30, 2014 for the beginning of June 2014, as soon as its audited financial statements are available.  It will simultaneously announce its financial results for the fiscal year.

For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 6 — Selected Financial Data, page 44

1.              Within your reconciliation of net income to Adjusted EBITDA on page 49 you have included a line item referred to as “Non-recurring items.”  Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please revise or tell us why you believe referring to these items as “non-recurring items” is in accordance with Item 10(e) of Regulation S-K.

Response:  The Company’s management has historically adjusted EBITDA (“Adjusted EBITDA”) when evaluating the operating performance of the Company, as the inclusion or exclusion of certain items is necessary to provide the most accurate measure of on-going core operating results and to evaluate comparative results period over period.  As such, Adjusted EBITDA excludes non-operating (income) expenses that do not relate to the ongoing performance of the Company’s core assets.  Overall, we present each of our non-GAAP adjustments to provide comparability of our core on-going operating performance between each financial period presented, to enhance investors’ ability to understand our performance through the eyes of management and to facilitate comparisons of our results of operations with those of companies having different capital structures.

While certain of the items identified in the Filings as non-recurring are infrequent and unusual and are not expected to recur in future years, such as the IPO related expenses, the remainder are items which may recur in varying magnitude, which then affect the comparability of the operational results of our underlying core on-going operations and which we are permitted to add back as non-recurring expenses in computing Consolidated EBITDA under our senior credit agreement.  We believe that these costs are appropriately included as adjustments because they were incurred and associated with discrete and different events not relating to our core on-going operations, including our initial public offering, which was consummated just after the end of fiscal 2013, and the refinancings of our senior credit facility.  In future filings, we will refrain from describing these items as non-recurring and will describe them based on the nature of the adjustments.

We believe Adjusted EBITDA as proposed to be presented below provides investors with a useful financial metric by which to evaluate our core on-going operations, as it reflects how management and our board of directors evaluate performance and is the basis on which management and our board make decisions.  Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating, on a quarterly and annual basis, actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.  Management and our board also use Adjusted EBITDA as one of the key measures in determining the value of any strategic, investing or financing opportunity.

In future filings, we will refrain from describing these items as non-recurring, and will describe them based on the nature of the adjustments.  We note that certain of these items have already been broken out from the “non-recurring” items heading in the Company’s Quarterly Reports on Form 10-Q for the first, second and third quarters of fiscal 2014.  The following presentation indicates how the Company proposes to disclose Adjusted EBITDA for the fiscal year ended March 31, 2013 in its Annual Report on Form 10-K for the fiscal year ended March 30, 2014 (and appropriate similar changes will be made to the disclosure of Adjusted EBITDA for the fiscal years ended March 28, 2010, April 3, 2011 and April 1, 2012 to be included in the Annual Report on Form 10-K for the fiscal year ended March 30, 2014):

Adjusted EBITDA Reconciliation

(Dollars in thousands)

Current table presentation		Proposed table presentation

Net loss	$(62,868)	Net loss	$(62,868)

Interest expense, net	23,964	Interest expense, net	23,964
Depreciation & amortization	22,093	Store depreciation & amortization	17,642
	—	Corporate depreciation & amortization	4,451
Management fees	3,509	Management fees	3,509
Income tax provision	25,809	Income tax provision	25,809
Store opening costs	19,015	Store opening costs	19,015
Pre-opening advertising	3,226	Pre-opening advertising	3,226
Non-recurring items	12,616		—
		Financing transaction expenses (a)	6,196
	—	IPO related	3,058
		Professional services (b)	1,080
	—	Severance (c)	958
	—	Equity compensation charge	109
	—	Non-operating expenses (d)	1,214
Adjusted EBITDA	$47,364	Adjusted EBITDA	$47,364

(a)         Represents fees and expenses in conjunction with the refinancing of our 2011 senior credit facility in August 2012 and our August 2012 senior credit facility in February 2013.

(b)         Consists of charges that were incurred and associated with discrete and different events that do not relate to and are not indicative of our core on-going operations, primarily related to litigation with respect to a lease and professional services related to the establishment of our new production center.

(c)          Consists primarily of severance required to be paid under an employment agreement in connection with the termination of employment of a senior officer and severance paid in connection with the elimination of a department.

(d)         Consists of charges that were incurred and associated with discrete and different events that do not relate to and are not indicative of our core on-going operations, primarily related to amounts paid in respect of prior periods, including tax assessments of approximately $0.5 million for the fiscal period 2008 through 2011.

2.              Please tell us if the adjustments and related amounts depicted in arriving at the measure you disclose as “Adjusted EBITDA” are in accordance with your senior credit facility referred to on page 48.  If so, please revise to clarify this fact.  In this regard, we note the financial covenants in your senior credit facility are based on Adjusted EBITDA; however, certain adjustments are subject to dollar limitations.

Response:  The adjustments and related amounts depicted in our Adjusted EBITDA are in substantial accordance with the definition of Consolidated EBITDA in our senior credit agreement.  In particular, all the items that we add back to net income (loss) in computing Adjusted EBITDA are permitted addbacks in calculating Consolidated EBITDA under our senior credit agreement, subject only to the following dollar limitations:

•                  in each four quarter period, non-recurring losses, expenses (other than pre-opening expenses related to new store openings) and charges that can be added back in calculating Consolidated EBITDA are limited to $4.0 million in such four quarter period ($5.0 million for the periods ended prior to March 31, 2013); and

•                  in each four quarter period, up to $6.0 million of pre-opening expenses for each urban store, $4.75 million for each suburban store and the re-opening of our Red Hook Store, $2.0 million for our new production facility and $1.0 million for each wine and spirits location can be added back in calculating Consolidated EBITDA.

As shown below, Consolidated EBITDA as calculated in accordance with the senior credit agreement for the period ended March 31, 2013 was higher than Adjusted EBITDA as reported in our 2013 Form 10-K:

Adjusted EBITDA to Consolidated EBITDA Bridge
(Dollars in thousands)

Adjusted EBITDA	$47,364
Store opening cost limitation (a)	(2,390)
Non-recurring limitation	—
Deferred rent	2,673
Consolidated EBITDA	$47,647

(a)                                 Reflects $0.6 million and $1.8 million of store opening cost limitations associated with our Westbury, New York store and our Kips Bay, New York store, respectively.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 68

3.              Please expand your disclosure to provide quantitative as well as qualitative disclosure to provide greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance.  Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.  For example, your discussion of income taxes does not identify what estimates you actually make with respect to your deferred tax assets and liabilities. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Response:  The Company proposes that the disclosure related to Critical Accounting Policies and Estimates be expanded, on a go forward basis, in accordance with Release Nos. 33-8350 and 34-48960 as follows:

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in the consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and reported amounts of revenues and expenses during the year.  We believe our estimates and assumptions are reasonable; however, future results could differ from those estimates.

Critical accounting policies reflect material judgment and assumptions and may result in materially different results using different assumptions or conditions.  The following critical accounting polices require us to make estimates, assumptions and judgments: merchandise inventories, goodwill and other intangible assets, impairment of other long-lived assets, income taxes and stock-based compensation.  For a detailed discussion of accounting policies, please refer to the notes to our consolidated financial statements found under “Item 8 — Financial Statements” below.

Merchandise Inventories

Perishable inventories are stated at the lower of cost (first in, first out) or market.  Non-perishable inventories are stated, principally, at the lower of cost or market, with cost determined under the retail method, which approximates average cost.  Under the retail method, the valuation of inventories at cost and the resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories.  Inherent in the retail inventory method calculations are certain management judgments and estimates which could impact the ending inventory valuation at cost as well as the resulting gross margins.

Goodwill and Other Intangible Assets

We account for goodwill and other intangibles assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 350 — Intangibles — Goodwill and Other.  Accordingly, goodwill and identifiable intangible assets with indefinite lives are not amortized, but instead are subject to annual testing for impairment.

Goodwill is tested for impairment on an annual basis at the end of each fiscal year or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount.  To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we are required to perform a second step, as this is an indication that the reporting unit goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on this annual impairment analysis, there was no impairment of non-amortizable intangible assets, including goodwill, as of March 31, 2013, April 1, 2012 and April 3, 2011.

We test for intangibles that are not subject to amortization whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We test indefinite-lived assets using a two-step approach. The first step screens for potential impairment while the second step measures the amount of impairment. We use a discounted cash flow analysis to complete the first step in the process. The amount of the impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value. As of March 31, 2013, April 1, 2012 and April 3, 2011 no impairment charges have been recorded.

Our detailed impairment analysis involves the use of discounted cash flow models.  Significant management judgment is necessary to evaluate the impact of operating and macroeconomic changes on existing and forecasted results.  Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate market rates.  Our judgments are based on historical experience, current market trends and other information.  In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures.  Critical assumptions include projected comparable store sales growth, timing and number of new store openings, gross profit rates, general and administrative expenses, direct store expenses, capital expenditures, discount rates and terminal growth rates.  We determine discount rates based on the weighted average cost of capital of a market participant.  Such estimates are derived from our analysis of peer companies and considers the industry weighted average return on debt and equity from a market participant perspective.  We also use comparable market earnings multiple data and our Company’s market capitalization to corroborate our reporting unit valuation.  Factors that could cause us to change our estimates of future cash flows include a prolonged economic crisis, successful efforts by our competitors to gain market share in our core markets, our inability to compete effectively with other retailers or our inability to maintain price competitiveness.  We believe our assumptions are consistent with the plans and estimates used to manage the business; however, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Impairment of Long-Lived Assets

ASC 360, “Impairment of Long-Lived- Assets” requires that long-lived assets other than goodwill and other non-amortizable intangibles be reviewed for impairment whenever events such as adjustments to lease terms or other adverse changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  Additionally, on an annual basis, the recoverability of the carrying values of individual stores is evaluated.  In reviewing for impairment, we compare the carrying value of such assets with finite lives to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and their carrying value. We have concluded that the carrying amount of the long-lived assets is recoverable as of March 31, 2013, April 1, 2012 and April 3, 2011.

When reviewing long-lived assets for impairment, we group long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  For long-lived assets used at store locations, we review for impairment at the individual store level.  These reviews involve comparing the carrying value of all leasehold improvements, machinery and equipment, computer equipment and furniture and fixtures located at each store to the net cash flow projections for each store.  In addition, we conduct separate impairment reviews at other levels as appropriate.  For example, a shared asset, such as a centralized production center, would be evaluated by reference to the aggregate assets, liabilities and projected cash flows of all areas of the business using that shared asset.

Our impairment loss calculations include uncertainty because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including estimating the useful lives of assets and estimating the discount rate inherent in future cash flows, as discussed above under “—Goodwill and Other Intangible Assets”.  If actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we could be exposed to losses that could be material.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rates is recognized in income in the period that includes the enactment date.

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that some or all of the deferred tax assets will expire before the realization of the benefit or that the future deductibility is not probable.  The ultimate realization of the deferred tax assets depends upon our ability to generate sufficient taxable income of the appropriate character in the future.  In forecasting future taxable income, management uses estimates and makes assumptions regarding significant future events, including the timing and number of new store openings, same store sales growth, suburban and urban mix of stores, corporate operating leverage, industry trends and competition.  In evaluating our ability to recover our deferred tax assets, we consider and weigh all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income.  When the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged in the period in which the determination is made.  If our estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company’s Consolidated Statements of Operations, or conversely to reduce the existing valuation allowance resulting in less income tax expense.

Stock-Based Compensation

We measure and recognize stock-based compensation expense for all equity-based payment awards made to employees using estimated fair values. The fair value of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service period. For awards with a change of control condition, an evaluation is made at the grant date and future periods as to the likelihood of the condition being met. Compensation expense is adjusted in future periods for subsequent changes in the expected outcome of the change of control conditions until the vesting date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

To determine the fair value of equity-based payment awards, valuation methods are used which require management to make assumptions and apply judgments. These assumptions and judgments include estimating the future volatility of our stock price, the expected term of the share-based award, dividend yield, risk-free interest rates, future employee turnover rates and future employee stock option exercise behaviors.  Since there is limited trading history of our common stock, the volatility is estimated based on historical price data of publicly traded companies within our peer group having similar characteristics.  Changes in these assumptions can materially affect the fair value estimate and the amount of compensation expense recognized within individual periods.  To the extent actual results or updated estimates differ from our current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. Estimates and assumptions are based upon information currently available, including historical experience and current business and economic conditions. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

Item 8 —  Financial Statements and Supplementary Data, page 72

Notes to Consolidated Financial Statements, page 79

13. Income Taxes, page 103

4.              We note you provided a partial valuation allowance of approximately $39 million against deferred taxes during the period ended December 30, 2012 based on a revised forecast of your taxable income through 2018; later increased to $41 million for losses incurred in the quarter ended March 31, 2013.  We also note you had incurred net losses since 2009 and you likely needed to generate significantly greater revenue in future periods to achieve profitability in light of your planned expansion, increased production, corporate overhead and associated costs of capital as of March 31, 2013.  Please expand your disclosures to provide additional insight into how you determined the amount of the valuation allowance to record.  In this regard, please consider each of the following points in your disclosures:

•                  Please expand your discussion of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to record a partial valuation allowance on the deferred income tax assets.

•                  Please explain how you determined that no valuation allowance was required for the remaining deferred tax assets at March 31, 2013.

•                  Please include a discussion of the anticipated future trends included in your projections of future taxable income as of March 31, 2013.

Response:  The Company advises the Staff that in assessing the realization of our deferred tax assets as of December 30, 2012 and March 31, 2013 we considered and weighed all available evidence, both positive and negative, in order to determine whether it was “more likely than not” that some portion, or all, of our deferred tax assets would be realized.  The Company proposes to expand the disclosure related to our income tax valuation allowance, on a go forward basis, to include the following additional insight into how we determined the amount of the valuation allowance.  Set forth below is the expanded disclosure applied to our discussion of income taxes for the fiscal year ended March 31, 2013, which will, as updated for the fiscal year ended March 30, 2014, be included in our financial statements for the year ended March 30, 2014 to be included in the Annual Report on Form 10-K for the fiscal year ended March 30, 2014:

At March 31, 2013, the Company had available U.S. federal net operating losses of approximately $124.6 million.  These federal net operating loss carry forwards expire at various times beginning in calendar year 2027 through fiscal 2033.  In addition, the Company had various state net operating losses that expire in varying amounts through fiscal year 2033.  The Company expected to incur additional pre-tax losses through fiscal 2014 before generating future taxable income.  These cumulative net operating losses were primarily attributable to the Company’s expansion including the building of new stores, increased production and corporate overhead and associated costs of capital.

The Company had net deferred tax assets of approximately $4.7 million as of March 31, 2013, the most significant of which was the deferred tax asset for net operating losses of $48.4 million.  In assessing the realizability of the deferred tax assets, management considered whether it is “more likely than not” that some portion or the entire deferred tax asset would be realized.  Ultimately, the realization of the deferred tax asset is dependent upon the generation of sufficient taxable income in those periods in which temporary differences become deductible and net operating loss carry forwards can be utilized.

The Company evaluated both positive and negative evidence, including the historical levels of taxable income, scheduled reversals of temporary differences, tax planning strategies, the targeted number of new store openings and forecasts of the Company’s future operating performance and taxable income, adjusted by varying probability factors, in making a determination as to whether it is “more likely than not” that all or some portion of the deferred tax assets will be realized. The Company also considered cumulative losses as well as the impact of its expansion in assessing its core pretax earnings.

Assumptions regarding future taxable income require significant analysis and judgment. This analysis includes financial forecasts based on the historical performance of the business, the targeted number of new store openings and measurement of the year in which taxable income from existing stores exceeds the future costs and losses incurred from new store openings. The Company’s projections are updated on a quarterly basis and cover a five year period. Our analysis as of April 1, 2012 included factors such as consideration of the Company’s predecessor’s historical pre-tax income through December 2006, the Company’s core operating earnings that remained strong through April 1, 2012, and the Company’s projections that it would generate future taxable income beginning in fiscal 2015, which would utilize all prior years’ net operating losses by no later than fiscal 2018. We also considered how the losses the Company has sustained in recent years were attributed to its initial acquisition in 2007 of the four stores operated by its predecessor and continued expansion. Based on the above factors, with a heavier weighting towards the Company’s forecast of future taxable income, the Company had concluded that no valuation allowance was required as of April 1, 2012.

During the thirteen week period ended December 30, 2012, the Company revised its forecast of taxable income through 2018 to take into account its results of operations during the quarter, as this quarter is traditionally the strongest sales quarter for the business because of the number of holidays, which provides us with the most insight needed to forecast future profitability.  Additionally, the forecast was revised for changes in its expansion plans, in order to give appropriate weight to future uncertainties involving economic conditions, the competitive environment, Company-specific issues and other risk factors. The revised forecast reflected the Company’s consideration of this new evidence, both positive and negative, giving appropriate weight to future uncertainties involving economic conditions, the competitive environment, Company-specific issues and other risk factors.  As a result of such new evidence and uncertainties, the Company believed it prudent to reduce the projected sales and taxable income growth in the latter years of its projection. The primary negative factor evaluated as of December 30, 2012 was an overall decrease in projected future operating income.  As a result, the Company concluded it was not “more likely than not” that all of its deferred tax assets would be realized by the end of fiscal year 2018. Accordingly, the Company recorded a partial valuation allowance of approximately $39 million against deferred tax assets during the thirty-nine weeks ended December 30, 2012. The partial valuation allowance was determined based on the Company’s estimate of being able to utilize approximately $60 million of its net operating losses by the end of fiscal 2018.

Between December 30, 2012 and March 31, 2013 there were no significant circumstances or developments in the Company’s operating results which impacted our projections through fiscal 2018.  Accordingly, the Company determined that, other than providing a valuation allowance of

$2 million for the deferred tax asset for the loss incurred in the quarter ended March 31, 2013, no additional valuation allowance was required for the remaining deferred tax assets as of March 31, 2013.

Form 10-Q for Fiscal Quarter Ended December 29, 2013

Item 1 —  Financial Statements (Unaudited), page 5

Notes to Unaudited Consolidated Financial Statements, page 9

8. Income Taxes, page 15

5.              We note you revised your forecast of taxable income during the thirteen week period ended December 29, 2013 and took a full valuation allowance against your net deferred tax assets based on your consideration of new evidence.  Please revise to discuss the changes in such factors that occurred between March 31, 2013 and the thirteen week period ended December 29, 2013.  In this regard, please include the following information in your revised disclosures:

•                  Please explain what new evidence arose subsequent to March 31, 2013 pertaining to your projected operating performance, pre-opening costs, equity compensation charges and initial public offering costs.

•                  Please quantify, to the extent possible, how this new evidence changed your forecast of taxable income.

•                  You state you expect to incur additional net operating losses before generating future taxable income.  Please disclose the fiscal year through which you expect to incur additional net operating losses and address the future trends included in your revised projections of future taxable income.

Response: The Company advises the Staff that it evaluates and reviews the realization of its deferred tax assets each quarter based upon available positive and negative evidence.  The Company proposes to expand the disclosure related to our income tax valuation allowance, on a go forward basis, to include the following additional insight into how we determined the amount of the valuation allowance for the thirteen week period ended December 29, 2013, which would be added to the disclosure set forth in response to comment 4 above in the tax footnote to the Company’s audited financial statements for the year ended March 30, 2014 to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 30, 2014.

During the thirteen week period ended December 29, 2013, the Company revised its forecast of taxable income to take into account the results of operations during the quarter, as this quarter is traditionally the strongest sales quarter for the business because of the number of holidays, which provides us with the insight needed to forecast future profitability. Additionally, the forecast was revised to account for the timing of new stores that opened in fiscal 2014 and their operating trends, and changes in stores planned to be opened in future years, as well as equity compensation charges and initial public offering costs that occurred earlier in the year and changes in the competitive environment.  The revised forecast reflected the Company’s consideration of this new evidence, both positive and negative, giving appropriate weight to future uncertainties involving economic conditions, the competitive environment, Company-specific issues and other risk factors.  As a result of such new evidence and uncertainties, the Company believed it prudent to reduce its taxable income projections. The Company concluded it was not “more likely than not” that its deferred tax assets will be realized by fiscal 2019. Accordingly, the Company has recorded a charge of approximately $25.9 million to reflect a full valuation allowance against deferred tax assets at December 29, 2013. Although net operating losses can be carried forward for tax purposes through at least calendar 2027, the Company’s ability to reliably forecast taxable income is generally limited to its five year planning horizon.

At December 29, 2013, the Company estimates it had available U.S. federal net operating losses of in excess of $120 million and these net operating losses will be available for the Company to use through approximately 2033 against future taxable income.

Form 8-K Filed November 12, 2013

Exhibit 99.1

6.              We note your disclosure of the non-GAAP measure adjusted EBITDA.  Please note Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all disclosures required by 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, explain why you believe the measures provide useful information to investors regarding your financial condition and results of operations and additional purposes, if any, for which you use such non-GAAP measures.  Please revise in future filings.

Response:  The Company acknowledges the Staff’s comment, and accordingly, in all future filings, beginning with the Form 10-K for the fiscal year ended March 30, 2014, the Adjusted EBITDA used in supplemental material will be reconciled to consolidated net income.  The Company notes that the required reconciliation was available in the Form 10-Q for the period ended September 30, 2013 and in the fiscal second quarter earnings press release, both of which had been filed prior to the filing of the presentation filed on the Form 8-K.

In accordance with the Staff’s Comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to contact me by telephone at 646-616-8258 or Ed.Arditte@FairwayMarket.com.

Very truly yours,

/s/ Edward C. Arditte
Co-President and Chief Financial Officer

cc:                                Yolanda Guobadia

Donna Di Silvio

Dean Brazier

Lilyanna Peyser